SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

THOMAS GROUP, INC.

(Name of Issuer)

Common Stock, par value $.01

(Class of Securities)

884402207

(CUSIP Number)

Michael E. McGrath

181 Wells Avenue, Suite 102

Newton, Massachusetts 02459

 (972) 869-3400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-(b)(3) or (4), check the following box. ☐

CUSIP No. 884402207

(1)	Names of Reporting Persons: Michael E. McGrath

(2)	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds: OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Person With:	(7)	Sole Voting Power 155,000

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 155,000

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 155,000

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11): 6.75%

(14)	Type of Reporting Person: IN

Item 1	Security and Issuer

This Schedule 13D relates to the common stock, $0.01 par value (“Common Stock”), of Thomas Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5221 N. O’Connor Blvd., Suite 500, Irving, Texas 75039.  The number of shares of Common Stock included in this Schedule 13D has been adjusted to reflect the one-for-five reverse stock split of the Common Stock that occurred on August 13, 2010.

Item 2	Identity and Background

This Schedule 13D is being filed by Michael E. McGrath, a citizen of the United States of America (“Mr. McGrath”). Mr. McGrath’s principal business occupation is as the owner of Decisions Decisions, L.L.C., a company that advises businesses and individuals regarding decision-making processes.  His business address is 181 Wells Avenue, Suite 102, Newton, Massachusetts 02459.

During the past five years, Mr. McGrath has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

Mr. McGrath acquired all of the shares of Common Stock beneficially owned by him as equity compensation from the Issuer in the form of restricted share awards in consideration for his service as Executive Chairman of the Issuer, pursuant to his Employment Agreement with the Issuer dated February 19, 2008, as amended.  Following his initial appointment as Executive Chairman, Mr. McGrath received 20,000 shares of Common Stock pursuant to a Restricted Share Award dated March 1, 2008, granted under the 2005 Omnibus Stock and Incentive Plan for Thomas Group, Inc., which award vested on the dated of grant.  In consideration for his continued service to the Issuer, Mr. McGrath received grants under the 2008 Omnibus Stock and Incentive Plan of Thomas Group, Inc. of (a) 120,000 shares of Common Stock pursuant to a Restricted Share Award dated March 9, 2010, which award vested in installments of 30,000 shares at the end of each calendar quarter of 2010, and (b) 15,000 shares of Common Stock pursuant to a Restricted Share Award dated March 15, 2011, which award vested on March 31, 2011.

Item 4	Purpose of Transaction

Mr. McGrath is Chairman of the Board of Directors of the Issuer.  As such, he participates in the planning and decision-making of the Board of Directors and the management of the Issuer. By virtue of his position with the Issuer and his stock ownership, he may be deemed to control the Issuer.  In his capacity as Chairman of the Board of Directors, Mr. McGrath may from time to time develop plans respecting, or propose changes in, the management, composition of the Board of Directors, policies, operations, capital structure or business of the Issuer.

On January 4, 2012, the Issuer filed a Form 15 with the Securities and Exchange Commission to terminate its registration under Section 12(g) of the Securities Exchange Act of 1934 and suspend its duty to file reports under Sections 13 and 15(d) of such act.  The termination of the Issuer’s registration will become effective on April 2, 2012.

Except as set forth in this Item 4, Mr. McGrath has no present plans or proposals that relate to or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Mr. McGrath intends to review his investment in the Issuer on a continuing basis. Mr. McGrath reserves the right to change his current plans and intentions, which may include a decision to acquire additional securities of the Issuer, or to sell some or all of his shares of Common Stock in the open market, in private transactions, or otherwise.  Future acquisitions or dispositions, if any, of securities of the Issuer will depend, among other things, on market and economic conditions, Mr. McGrath’s overall investment strategies and capital availability and applicable regulatory and legal constraints.

Item 5	Interest in Securities of the Issuer

(a)           The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by Mr. McGrath is 155,000 shares, or 6.75% of the outstanding shares of Common Stock of the Issuer, based on 2,297,707 shares of Common Stock outstanding as of January 17, 2012.

(b)           Mr. McGrath possesses the sole power to vote and dispose of the Shares described in Item 5(a) herein.

(c)           Mr. McGrath has not effected any transactions concerning the Common Stock during the past sixty days.

(d)           No other person is known to have the right to receive or the powers to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. McGrath.

(e)           Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth herein, there are no agreements or understandings, other than those addressed herein, between Mr. McGrath and any other person regarding the securities of the Issuer, including but not limited to transfer or voting of any other securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7	Material to be Filed as Exhibits
Not applicable.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2012.

/s/ Michael E. McGrath
Michael E. McGrath